FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Continues to Expand High-Grade Mineralization Near Existing Infrastructure Across the Island Gold Deposit Supporting Further Expected Growth in Mineral Reserves and Resources

Toronto, Ontario (July 23, 2024) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from underground and surface drilling at the Island Gold Mine. Exploration drilling continues to extend high-grade gold mineralization across the Island Gold Deposit, as well as within several hanging wall and footwall structures. Delineation and definition drilling has defined wide, higher-grade zones within the Island East area. This is expected to drive further growth in high-grade Mineral Reserves and Resources with the year end update.
Additionally, high-grade mineralization was intersected in the North Shear and the Webb Lake stock area, highlighting a longer-term, near-mine opportunity as a potential source of additional mill feed for the expanded Magino milling complex.
"We continue to have broad-based exploration success across the Island Gold deposit. This includes within the main structure, which remains open laterally and down-plunge, as well as within an increasing number of hanging wall and footwall structures. This is expected to contribute to another year of growth in high-grade Mineral Reserves and Resources, as Island Gold continues to establish itself as one of the highest-grade and fastest growing deposits in the world. This growth is supporting a longer mine life at Island Gold, which already exceeds 20 years, and additional synergies to be realized by processing Island Gold ore through the larger Magino mill,” said John A. McCluskey, President and Chief Executive Officer.
“We are also starting to define longer-term upside opportunities through the integration of Island Gold and Magino. This includes the ability to expand the Magino pit onto the larger Island Gold District land package, and identifying and evaluating near mine, higher-grade targets like the North Shear which have the potential to provide additional mill feed to the larger Magino milling complex,” Mr. McCluskey added.

Island Gold Main zone exploration highlights: high-grade mineralization extended outside of Mineral Reserves and Resources in the E1E and C-Zones. These zones are the main structures which host the majority of currently defined Mineral Reserves and Resources at Island Gold. New highlights include1:
•Island West (C-Zone)
•36.54 g/t Au (15.16 g/t cut) over 7.20 m (890-461-03);
•56.13 g/t Au (15.35 g/t cut) over 2.13 m (790-479-68);
•42.25 g/t Au (36.15 g/t cut) over 2.82 m (490-456-54);
•23.88 g/t Au (14.46 g/t cut) over 3.82 m (1025-517-22); and
•25.88 g/t Au (25.88 g/t cut) over 2.26 m (1025-517-14).

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•Island East (E1E-Zone)
•17.24 g/t Au (17.24 g/t cut) over 9.97 m (1040-619-24);
•28.66 g/t Au (28.66 g/t cut) over 2.22 m (MH39-01); and
•11.75 g/t Au (11.75 g/t cut) over 3.91 m (MH39-03).
Island Gold Hanging Wall and Footwall exploration highlights: high-grade gold mineralization intersected within recently defined hanging wall and footwall zones across the main Island Gold Deposit. These zones represent significant opportunities to continue to grow near mine Mineral Reserves and Resources which are low-cost to develop and produce given their proximity to existing infrastructure. New highlights include1:
•Island West Hanging Wall Zones
B Zone
•79.93 g/t Au (18.53 g/t cut) over 2.01 m (1025-517-08);
•17.34 g/t Au (11.70 g/t cut) over 2.49 m (490-456-14); and
•16.55 g/t Au (16.17 g/t cut) over 2.01 m (890-461-01).
NS2 Zone: a new parallel structure to the NS1 Zone, located 100 m to the east.
•55.98 g/t Au (55.98 g/t cut) over 2.10 m (1025-517-28);
•34.85 g/t Au (34.85 g/t cut) over 2.10 m (1025-517-22); and
•9.28 g/t Au (9.28 g/t cut) over 5.56 m (900-506-13).
•Island East Footwall Zones
E1D1 Zone
•72.57 g/t Au (49.74 g/t cut) over 2.01 m (945-624-42);
•12.43 g/t Au (12.43 g/t cut) over 3.86 m (945-624-30); and
•21.04 g/t Au (17.30 g/t cut) over 2.09 m (945-624-41A).
NTH4 Zone
•27.73 g/t Au (12.80 g/t cut) over 1.96 m (945-624-59).
Other Hanging Wall and Footwall intersections: drilling continues to intersect high-grade mineralization in proximity to existing underground infrastructure in yet to be defined zones. These are part of more than 2,000 intersections above 3 g/t Au outside of existing Mineral Reserves and Resources in the hanging wall and footwall, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas. New highlights include2:
Footwall
•88.44 g/t Au over 4.65 m (890-461-30);
•32.35 g/t Au over 4.00 m (890-461-02);
•28.79 g/t Au over 4.25 m (1130-623-09);
•28.60 g/t Au over 4.15 m (840-530-07A);
•38.20 g/t Au over 2.70 m (945-624-21); and
•10.59 g/t Au over 10.55 m (1040-619-22).

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Hanging Wall
•64.67 g/t Au over 5.95 m (890-461-03);
•84.87 g/t Au over 3.00 m (580-473-40);
•53.30 g/t Au over 4.50 m (890-461-03);
•63.12 g/t Au over 3.50 m (945-624-39);
•18.38 g/t Au over 10.70 m (1040-619-32); and
•65.77 g/t Au over 2.25 m (580-473-39).
Island Gold East delineation and definition drilling highlights: ongoing drilling focused on the conversion of Mineral Resources to Reserves from the 945, 1040, and 1130-levels has defined wider, higher-grade zones over an 80 m by 130 m area within the Island Main structure. New highlights include1:
•102.42 g/t Au (68.19 g/t cut) over 17.19 m (1040-619-28);
•135.39 g/t Au (94.41 g/t cut) over 8.28 m (1040-619-27);
•101.13 g/t Au (53.97 g/t cut) over 5.23 m (1130-623-20);
•37.63 g/t Au (29.59 g/t cut) over 12.54 m (1130-623-33);
•19.95 g/t Au (16.93 g/t cut) over 19.66 m (1130-623-01); and
•33.66 g/t Au (22.31 g/t cut) over 11.15 m (1040-619-31).
Island Gold District – Near Mine Exploration
North Shear: high-grade gold mineralization intersected north and west of the Island Gold Deposit, towards the Magino open pit. This area is located immediately east of the Magino open pit, within two kilometres (“km”) of the Magino mill, and represents a longer-term opportunity as a source of additional mill feed. New highlights include1:
•12.10 g/t Au over 4.32 m, including 34.90 g/t Au over 1.38 m (24IGX071);
•2.09 g/t Au over 6.01 m, including 16.75 g/t Au over 0.28 m (24IGX072); and
•3.65 g/t Au over 4.92 m, including 10.20 g/t Au over 0.87 m (24IGX073).

Webb Lake Stock: gold mineralization intersected east of the Magino open pit Mineral Reserve supporting the potential for expansion of the Magino deposit to the east beyond the previous Magino/Island Gold property boundary (pre-acquisition by Alamos). New highlights include2:
•15.52 g/t Au over 5.64 m, including 179.00 g/t Au over 0.47 m (24IGX071);
•7.97 g/t Au over 7.43 m, including 153.50 g/t Au over 0.30 m (24IGX073); and
•17.96 g/t Au over 1.21 m (IGX24073).
1 All reported composite intervals are calculated true width of the mineralized zones, unless otherwise stated. Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: Island West (C-zone) and Island Main @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; E1D1 and NS2 @ 90 g/t Au; NTH4 @ 75 g/t. North Shear and Webb Lake Stock composites reported as uncut.
2 All reported composite intervals are core length, true width is unknown at this time, and gold grades are reported as uncut.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 to 4 at the end of this news release.

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2024 Exploration Drilling Program
A total of $19 million is budgeted for exploration at Island Gold in 2024, up from $14 million in 2023, with both a larger near mine and regional exploration program planned for the year. The 2024 exploration program is following up on a successful 2023 program with high-grade Mineral Reserves and Resources added across the main Island Gold structure, as well as within multiple structures in the hanging wall and footwall.
A total of 41,000 m of underground exploration drilling is planned in 2024. The focus is on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure, as well as the conversion of the large existing Mineral Resource base to Mineral Reserves. This includes drilling across the strike extent of the main Island Gold Deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones. To support the underground exploration drilling program, 460 m of underground exploration drift development is planned to extend drill platforms on the 850, 945, and 1025-levels.
In addition to the exploration budget, 32,000 m of underground delineation drilling has been planned and included in sustaining capital for Island Gold which will be focused on the conversion of the large Mineral Resource base to Mineral Reserves. Additionally, 12,500 m of near-mine surface exploration drilling has been budgeted, and 10,000 m of regional exploration drilling.
To the end of June 2024, 28,003 m of underground exploration drilling had been completed in 111 holes, and 5,882 m of surface drilling had been completed in seven holes. Additionally, 20,885 m of underground delineation drilling was completed in 91 holes.
The regional exploration drilling program also continued through the first half of the year, with 4,995 m of drilling completed in 15 holes.
Island West
Underground Exploration Drilling
Underground drilling extended high-grade gold mineralization 250 m to the west, and up-plunge from existing Mineral Reserves and Resources in the middle portion of Island West. Drilling is being conducted from the 490-level, 790-level, and the 1025-level exploration drifts, between vertical depths of 400 m and 1,200 m. New highlights include1:
•Island West (C-Zone)
•36.54 g/t Au (15.16 g/t cut) over 7.20 m (890-461-03);
•56.13 g/t Au (15.35 g/t cut) over 2.13 m (790-479-68);
•42.25 g/t Au (36.15 g/t cut) over 2.82 m (490-456-54);
•23.88 g/t Au (14.46 g/t cut) over 3.82 m (1025-517-22);
•25.88 g/t Au (25.88 g/t cut) over 2.26 m (1025-517-14);
•5.11 g/t Au (5.11 g/t cut) over 9.72 m (850-475-12);
•16.95 g/t Au (7.53 g/t cut) over 2.57 m (790-479-59); and
•11.96 g/t Au (11.96 g/t cut) over 3.03 m (1025-517-02).
Island West Hanging Wall Zones
In addition to testing the main Island Gold structure (C-Zone), underground exploration drilling continued to target high-grade gold mineralization in sub-parallel and perpendicular structures in the hanging wall from the 490, 890, 900, and 1025-levels.

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NS1 and NS2 Hanging Wall Zones
The NS1 zone is a north-striking structure with a high-angle orientation relative to the C-Zone that was discovered in early 2023. The first stopes were mined from the NS1 zone during the second half 2023 and it continues to be actively mined in 2024, highlighting the near-term opportunities within these hanging wall and footwall zones.
In early 2024, the NS2 zone, a new sub-parallel north-strike zone was discovered 100 m east of the NS1 zone. To date, this zone has been defined over a vertical extent of 300 m, and defined over an average strike of 100 m.
In addition, several other north-striking high-angle structures have been identified across the deposit from reinterpretation of historical hanging wall drilling, which will be further evaluated as underground exploration drilling advances.
New highlights from the Island West Hanging Wall zones include (Figure 2, Table 1):
•Island West Hanging Wall Zones
B Zone
•79.93 g/t Au (18.53 g/t cut) over 2.01 m (1025-517-08);
•17.34 g/t Au (11.70 g/t cut) over 2.49 m (490-456-14); and
•16.55 g/t Au (16.17 g/t cut) over 2.01 m (890-461-01).
NS2 Zone: a new parallel structure to the NS1 Zone, located 100 m to the east.
•55.98 g/t Au (55.98 g/t cut) over 2.10 m (1025-517-28);
•34.85 g/t Au (34.85 g/t cut) over 2.10 m (1025-517-22); and
•9.28 g/t Au (9.28 g/t cut) over 5.56 m (900-506-13).
Island East
Surface and Underground Exploration Drilling
Underground drilling from the 945 Exploration Drift and Island East Ramp, continues to extend high-grade gold mineralization along strike to the east of Mineral Reserves and Resources in the middle portion of Island East (between vertical depths of 900 m and 1,300 m).
In addition, surface drilling successfully defined high-grade gold mineralization within a large 200 m by 400 m gap in Mineral Reserves and Resources between 1,100 m and 1,300 m depths. This included holes MH39-01 (28.66 g/t Au (28.66 g/t cut) over 2.22 m) and MH 39-03 (11.75 g/t Au (11.75 g/t cut) over 3.91 m). Following the completion of the surface drilling program, additional drilling will be completed as underground development and drill platforms are established closer to this area.
New highlights in the E1E-Zone include (Figure 1, Tables 1 and 2):
•Island East (E1E-Zone)
•17.24 g/t Au (17.24 g/t cut) over 9.97 m (1040-619-24);
•28.66 g/t Au (28.66 g/t cut) over 2.22 m (MH39-01); and
•11.75 g/t Au (11.75 g/t cut) over 3.91 m (MH39-03).
Underground Delineation Drilling
Delineation and definition drilling focused on Mineral Resource conversion from the 945, 1040, and 1130-levels continues to define wide, higher-grade zones in Island East. This includes an 80 m by 130 m zone with significantly higher than average grades and widths relative to the rest of the

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Island Gold deposit. This is expected to support further growth in high-grade Mineral Reserves. New highlights include1:
•102.42 g/t Au (68.19 g/t cut) over 17.19 m (1040-619-28);
•135.39 g/t Au (94.41 g/t cut) over 8.28 m (1040-619-27);
•101.13 g/t Au (53.97 g/t cut) over 5.23 m (1130-623-20);
•37.63 g/t Au (29.59 g/t cut) over 12.54 m (1130-623-33);
•19.95 g/t Au (16.93 g/t cut) over 19.66 m (1130-623-01);
•33.66 g/t Au (22.31 g/t cut) over 11.15 m (1040-619-31);
•29.75 g/t Au (29.75 g/t cut) over 9.89 m (945-624-53);
•51.19 g/t Au (26.03 g/t cut) over 5.26 m (1040-619-29);
•100.65 g/t Au (94.10 g/t cut) over 2.51 m (1040-619-27);
•27.70 g/t Au (26.52 g/t cut) over 8.35 m (945-624-55);
•65.89 g/t Au (44.50 g/t cut) over 3.42 m (1130-623-14);
•13.24 g/t Au (9.85 g/t cut) over 15.87 m (1130-623-29);
•26.22 g/t Au (26.22 g/t cut) over 7.90 m (1130-623-19);
•26.03 g/t Au (15.22 g/t cut) over 5.17 m (1040-619-30); and
•21.68 g/t Au (20.20 g/t cut) over 5.84 m (1130-632-19).
Island East Footwall Zones
In addition to testing the E1E-Zone, underground exploration drilling continued to target high-grade gold mineralization in structures in the footwall from the 945 and 1015-levels. These structures were included in the year-end 2023 Mineral Reserves and Resources. Additional drilling in 2024 has been successful in confirming the continuity and extending high-grade gold mineralization within the E1D1 and NTH4 zones, located 10 m and 60 m from the E1E-Zone, respectively.
New highlights from the Island East Footwall zones include (Figure 2, Table 1):
E1D1 Zone
•72.57 g/t Au (49.74 g/t cut) over 2.01 m (945-624-42);
•12.43 g/t Au (12.43 g/t cut) over 3.86 m (945-624-30);
•21.04 g/t Au (17.30 g/t cut) over 2.09 m (945-624-41A);
•6.25 g/t Au (4.85 g/t cut) over 5.85 m (945-624-55); and
•16.21 g/t Au (11.31 g/t cut) over 2.02 m (1015-624-10).
NTH4 Zone
•27.73 g/t Au (12.80 g/t cut) over 1.96 m (945-624-59).
As with the hanging wall and footwall zones in Island West, these footwall zones in Island East highlight the potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure which would be low-cost to develop and mine.
Other Zones
The majority of Island Gold’s Mineral Reserves and Resources and main production horizons are hosted in the C/E1E structure. The Island Gold Deposit also consists of a growing number of sub-parallel and high-angle mineralized structures outside of the main C/E1E-Zone. As underground development

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advances, these sub-parallel hanging wall and footwall structures can be targeted and defined with step-out drilling from underground drill platforms.
As demonstrated in 2023, these zones and other targets within the hanging wall and footwall represent significant opportunities to continue defining additional high-grade Mineral Reserves and Resources in proximity to existing underground infrastructure. These additions continue to enhance the ounce per vertical metre profile and provide additional operational flexibility with multiple mining horizons from the same lateral development levels.
The following are highlights of new hanging wall and footwall intersections from underground exploration drilling where the geometry and continuity are not yet established (“Unknown Zone”). These are part of more than 2,000 intersections above 3 g/t Au within recently defined and yet to be defined zones in the hanging wall and footwall. These intersections are outside of existing Mineral Reserves and Resources, highlighting the opportunity for significant near-mine additions as ongoing drilling further defines these areas.
New highlights include (reported composite intervals are uncut and as core length, as true width is unknown at this time) (Table 1):
Footwall
•88.44 g/t Au over 4.65 m (890-461-30);
•32.35 g/t Au over 4.00 m (890-461-02);
•28.79 g/t Au over 4.25 m (1130-623-09);
•28.60 g/t Au over 4.15 m (840-530-07A);
•38.20 g/t Au over 2.70 m (945-624-21);
•10.59 g/t Au over 10.55 m (1040-619-22);
•20.53 g/t Au over 4.15 m (1040-619-33);
•32.37 g/t Au over 2.60 m (1130-623-18);
•21.22 g/t Au over 3.90 m (890-461-21);
•7.41 g/t Au over 8.60 m (840-530-10);
•26.28 g/t Au over 2.40 m (1040-619-34);
•10.49 g/t Au over 5.60 m (1040-619-24);
•15.87 g/t Au over 3.40 m (1040-619-32);
•10.98 g/t Au over 4.85 m (1040-619-36); and
•19.50 g/t Au over 2.60 m (840-632-47).
Hanging Wall
•64.67 g/t Au over 5.95 m (890-461-03);
•84.87 g/t Au over 3.00 m (580-473-40);
•53.30 g/t Au over 4.50 m (890-461-03);
•63.12 g/t Au over 3.50 m (945-624-39);
•18.38 g/t Au over 10.70 m (1040-619-32);
•65.77 g/t Au over 2.25 m (580-473-39);
•33.02 g/t Au over 4.00 m (850-475-25);
•41.53 g/t Au over 2.85 m (850-475-26);

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•20.75 g/t Au over 5.45 m (890-461-10);
•40.05 g/t Au over 2.30 m (900-506-14);
•17.59 g/t Au over 4.40 m (890-461-14);
•10.50 g/t Au over 6.82 m (945-624-39);
•15.94 g/t Au over 4.00 m (945-624-40);
•11.60 g/t Au over 4.85 m (1025-517-24); and
•22.23 g/t Au over 2.40 m (1025-517-10).

Island Gold District – Near Mine Exploration
As part of the near-mine exploration program, high-grade gold mineralization was intersected in surface drilling completed to the north and west of the Island Gold Deposit, and east of the Magino open pit, within the North Shear and Webb Lake Stock.
North Shear
The North Shear Corridor is located on the north limb of an antiform, within and along the northern portion of the Webb Lake Stock, dipping to the north. The Island Gold Deposit is located on the southern limb of the antiform, and dips to the south (Figure 3).
Patricia Mines initially defined the North Shear in 1999 after reviewing drilling completed in the 1980’s and 1990’s. There has been limited drilling within the North Shear since that time, as the focus of exploration had shifted to the Island Gold Deposit.
The North Shear Corridor is 20 to 30 m wide near surface, and appears to widen at depth to 60 m, based on interpretation from wider spaced historical drilling. The North Shear has been interpreted to be over 1,000 m in strike, drilled to a depth of 600 m, and remains open at depth (Figure 3 and 4).
The North Shear is located within 2 km of the Magino mill and adjacent to the Island Gold deposit with the existing Island Gold ramp running through the target. The ramp system could be leveraged to test and ultimately develop the North Shear as a longer-term potential source of additional mill feed within the expanded Magino mill complex. Additional modelling, interpretation and drilling are planned to evaluate the North Shear for underground bulk mining potential.
Highlights from historic drilling within the North Shear Corridor include3:
•22.48 g/t Au over 5.08 m, including 310.50 g/t Au over 0.31 m (SH-3, 2013);
•6.43 g/t Au over 8.32 m, including 28.55 g/t Au over 0.39 m, 30.21 g/t over 0.58 m, and 37.65 g/t over 0.38 m (PL-17, 1997);
•12.85 g/t Au over 2.96 m, including 106.00 g/t Au over 0.34 m (21IGX001, 2021);
•4.60 g/t Au over 7.72 m, including 53.76 g/t Au over 0.45 m (PL-01-01, 2001);
•10.28 g/t Au over 3.41 m, including 130.95 g/t Au over 0.09 m, and 23.23 g/t Au over 0.46 m (LR-U-14, 1991);
•14.08 g/t Au over 2.27 m, including 125.30 g/t Au over 0.25 m (PR-UG-140, 2006);
•6.58 g/t Au over 4.46 m, including 14.24 g/t Au over 1.78 m (062-02-44, 1987);
•12.44 g/t Au over 2.31 m, including 95.82 g/t Au over 0.29 m (140-H3, 2013); and
•4.12 g/t Au over 6.72 m, including 49.99 g/t Au over 0.38 m (PL-01-05, 2001).
3 All reported composite intervals are calculated true width of the mineralized zones, and gold grades are reported as uncut. Composites were generated at a 0.75 g/t Au cut-off grade, with no more than 2.0 m of consecutive internal waste.

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Four drill holes were completed in the second quarter of 2024 to test both the North Shear and Webb Lake Stock east of the Magino deposit. All four the drill holes intersected gold mineralization in the North Shear. New highlights include1:

•12.10 g/t Au over 4.32 m, including 34.90 g/t Au over 1.38 m (24IGX071);
•2.09 g/t Au over 6.01 m, including 16.75 g/t Au over 0.28 m (24IGX072) and
•3.65 g/t Au over 4.92 m, including 10.20 g/t Au over 0.87 m (24IGX073).
•0.98 g/t Au over 11.04 m (24IGX074).
Webb Lake Stock
The Magino Gold Deposit is hosted within the Webb Lake Stock. Drilling to the east of the planned Magino Mineral Reserve pit intersected gold mineralization east of the former Magino property boundary both in the North Shear, as described above, and to the south within and along the southern contact of the Webb Lake Stock.
High-grade gold mineralization intersected in 24IGX073 (7.97 g/t Au over 7.43 m including 153.50 g/t Au over 0.30 m) is associated with strong shearing developed along the southern margin of the Webb Lake stock at the contact with a diorite. This southern shear zone requires additional drilling to define the geometry and extent of gold mineralization with the shear.
The former land tenure boundary with Island Gold (pre-acquisition) previously limited the extent of the Magino deposit to the east. The removal of this boundary, and the intersection of additional gold mineralization to the east further supports the potential for the Magino deposit to be extended onto the Island Gold property. New highlights include2:

•15.52 g/t Au over 5.64 m, including 179.00 g/t Au over 0.47 m (24IGX071);
•7.97 g/t Au over 7.43 m, including 153.50 g/t Au over 0.30 m (24IGX073);
•17.96 g/t Au over 1.21 m, including 35.50 g/t Au over 0.58 m (IGX24073).
•3.41 g/t Au over 2.76 m, including 10.25 g/t Au over 0.40 m (24IGX072); and
•7.19 g/t Au over 1.71 m, including 13.50 g/t Au over 0.83 m (24IGX072).
Mineral Reserve and Resource expansion drilling is planned in the second half of 2024 to evaluate both the North Shear and Webb Lake Stock near surface, immediately to the east of the Magino Mineral Reserve pit, which remains open to the east.

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed and supervised by Tyler Poulin, P.Geo., Chief Geologist at the Island Gold Mine. Tyler Poulin is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at core logging facilities within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. Exploration core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. Approximately 20% of all delineation core is cut and stored, and the entire core sample is sent for analysis on all definition programs. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and mine samples are delivered to AGAT and Actlabs laboratories, and regional samples are delivered to ALS laboratory, all located in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Mine samples greater than 10.0 g/t Au, and regional samples greater than 5.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT, Actlabs and ALS are certified laboratories and have internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The Island Gold Mine QA/QC procedures are more completely described in the August 29, 2022 Technical Report filed on SEDAR+ (www.sedarplus.ca).

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in northern Ontario, Canada, and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 2,400 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes, or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", "plan", "estimate", “target”, “budget”, “prospective” “potential”, “opportunity” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, potential sources of additional mill feed for an expanded Magino milling complex, potential expansion of the Magino pit, synergies to be realized by processing Island Gold ore through the Magino mill, upside opportunities through the integration of Island Gold and Magino, planned modelling, interpretation and drilling to evaluate the potential of the North Shear

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

near Magino for underground bulk mining potential, expectations regarding the mine plan, mine life, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to illness, disease, epidemic or pandemic which may impact the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to any illness, disease, epidemic or pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.
Cautionary Note regarding non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Sustaining capital” are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects.
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. This includes “Earnings from operations”, which is intended to provide an indication of the Company’s operating performance and represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies. A reconciliation of historical non-GAAP and additional GAAP measures are detailed in the Company’s Management’s Discussion and Analysis available at www.alamosgold.com.

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Underground and Surface Mine Exploration Drilling
Composite intervals greater than 3 g/t Au weighted average, capping values:
Island West (C-zone) and Island Main @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au; B Zone, E1D1 zone and NS2 @ 90 g/t Au; NTH4 Zone @ 75 g/t Au; DN @ 35 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
1025-517-08	B	Island West Hanging Wall	144.00	146.58	2.58	2.01	79.93	18.53	1025
890-461-01	B	Island West Hanging Wall	238.55	242.25	3.70	2.01	16.55	16.17	1025
490-456-14	B	Island West Hanging Wall	157.50	160.00	2.50	2.49	17.34	11.70	419
1025-517-12	B	Island West Hanging Wall	234.20	238.70	4.50	2.03	8.76	8.76	1161
850-475-13	B	Island West Hanging Wall	140.60	144.80	4.20	2.17	7.04	7.00	976
490-456-08	B	Island West Hanging Wall	157.80	160.20	2.40	2.40	5.45	5.45	427
850-475-08	B	Island West Hanging Wall	104.40	107.30	2.90	2.52	3.93	3.93	935
850-475-11	B	Island West Hanging Wall	118.50	121.50	3.00	2.10	3.77	3.77	948
1025-517-14	B	Island West Hanging Wall	124.70	126.80	2.10	2.07	3.22	3.22	1027
490-456-54	C	Island West	118.90	121.80	2.90	2.82	42.25	36.15	432
1025-517-14	C	Island West	91.00	93.40	2.40	2.26	25.88	25.88	1021
790-479-68	C	Island West	142.50	144.90	2.40	2.13	56.13	15.35	786
890-461-03	C	Island West	179.90	199.30	19.40	7.20	36.54	15.16	1010
1025-517-22	C	Island West	119.20	124.20	5.00	3.82	23.88	14.46	1055
850-475-14	C	Island West	162.70	165.00	2.30	1.02	13.84	13.84	983
790-479-54	C	Island West	139.70	142.30	2.60	2.07	14.29	12.47	847
1025-517-02	C	Island West	167.05	171.00	3.95	3.03	11.96	11.96	1106
1025-517-31	C	Island West	99.25	102.40	3.15	2.57	10.64	10.64	1032
790-479-55	C	Island West	145.20	147.15	1.95	1.61	8.94	8.94	817
1025-517-05	C	Island West	91.50	95.00	3.50	3.50	8.33	8.33	1001
790-479-59	C	Island West	147.60	150.40	2.80	2.57	16.95	7.53	846
790-479-41	C	Island West	123.75	126.10	2.35	2.34	7.15	7.15	793
790-479-48	C	Island West	133.15	136.25	3.10	2.84	6.83	6.83	832
890-461-22	C	Island West	150.00	154.50	4.50	2.67	6.04	6.04	969
490-450-03	C	Island West	188.00	190.70	2.70	2.63	5.54	5.54	528
490-456-51	C	Island West	144.10	147.00	2.90	2.61	5.17	5.17	413
850-475-12	C	Island West	149.00	162.85	13.85	9.72	5.11	5.11	957
490-456-52	C	Island West	153.50	156.40	2.90	2.15	4.76	4.76	424
1025-517-24	C	Island West	218.30	221.00	2.70	1.99	4.76	4.76	1162
1025-517-01	C	Island West	97.35	99.80	2.45	2.16	4.69	4.69	1038
900-506-06	C	Island West	218.75	229.00	10.25	2.08	4.63	4.63	991
1025-517-10	C	Island West	126.30	129.20	2.90	2.36	4.07	4.07	1079
1025-517-23	C	Island West	91.70	94.35	2.65	2.46	3.96	3.96	1017
790-479-50	C	Island West	140.00	142.30	2.30	2.04	3.96	3.96	867
490-456-47	C	Island West	140.65	142.85	2.20	2.09	3.68	3.68	445
890-461-10	C	Island West	128.30	130.85	2.55	2.22	3.49	3.49	874
490-450-01	C	Island West	131.00	133.13	2.13	1.96	3.33	3.33	518
790-479-42	C	Island West	127.75	130.20	2.45	2.23	3.33	3.33	830

13 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
850-475-15	C	Island West	162.25	166.30	4.05	2.08	3.28	3.28	975
790-479-19	C	Island West	160.25	163.65	3.40	2.67	3.24	3.24	827
1025-517-20	C	Island West	165.00	169.65	4.65	2.21	3.06	3.06	1119
890-461-22	D1	Island West Footwall	96.10	99.20	3.10	2.03	7.96	6.55	932
890-461-13	D1	Island West Footwall	63.00	66.00	3.00	2.62	5.82	5.82	890
890-461-11	D1	Island West Footwall	63.60	66.00	2.40	2.25	4.67	4.67	880
790-479-49	DN	Island West Footwall	33.80	36.55	2.75	2.41	12.94	9.28	807
790-479-44	DN	Island West Footwall	11.70	15.00	3.30	2.28	7.46	7.46	822
790-479-56	DN	Island West Footwall	38.35	40.80	2.45	2.00	7.08	7.08	805
790-479-42	DN	Island West Footwall	13.40	15.70	2.30	2.03	6.84	5.86	816
790-479-46	DN	Island West Footwall	31.70	34.55	2.85	2.40	5.48	5.48	805
790-479-41	DN	Island West Footwall	14.55	18.10	3.55	2.28	7.69	5.43	811
790-479-50	DN	Island West Footwall	12.45	15.75	3.30	3.19	5.20	5.20	819
790-479-43	DN	Island West Footwall	11.20	14.15	2.95	2.13	3.32	3.32	821
790-479-66	DN	Island West Footwall	18.50	22.95	4.45	2.74	3.04	3.04	813
945-624-42	E1D1	Island East Footwall	399.75	402.95	3.20	2.01	72.57	49.74	1315
945-624-41A	E1D1	Island East Footwall	393.20	397.70	4.50	2.09	21.04	17.30	1314
945-624-30	E1D1	Island East Footwall	310.10	317.40	7.30	3.86	12.43	12.43	1211
1015-624-10	E1D1	Island East Footwall	56.10	58.60	2.50	2.02	16.21	11.31	1010
945-624-47	E1D1	Island East Footwall	305.95	309.50	3.55	2.04	10.47	10.47	1215
945-624-55	E1D1	Island East Footwall	340.40	354.10	13.70	5.85	6.25	4.85	1257
1040-619-24	E1E	Island East	159.75	187.40	27.65	9.97	17.24	17.24	1159
1130-623-10	E1E	Island East	78.50	81.00	2.50	1.90	6.01	6.01	1097
1040-619-21	E1E	Island East	216.90	224.90	8.00	2.84	4.64	4.64	1140
1040-619-35	E1E	Island East	144.00	148.65	4.65	2.07	4.05	4.05	1126
840-578-31	E1E	Island East	219.80	222.50	2.70	2.10	3.65	3.65	946
490-450-03	LC_C	Island West Hanging Wall	201.50	203.90	2.40	2.34	7.52	7.52	531
490-456-52	LC_D	Island West Footwall	131.50	133.90	2.40	2.23	4.83	4.83	433
490-456-54	NS1	Island West Hanging Wall	183.90	187.00	3.10	2.39	3.61	3.61	403
1025-517-28	NS2	Island West Hanging Wall	246.10	248.20	2.10	2.10	55.98	55.98	1074
1025-517-22	NS2	Island West Hanging Wall	225.40	227.60	2.20	2.10	34.85	34.85	1093
1025-517-01	NS2	Island West Hanging Wall	268.55	270.80	2.25	2.00	10.04	10.04	1095
900-506-13	NS2	Island West Hanging Wall	174.90	181.73	6.83	5.56	9.28	9.28	884
1025-517-08	NS2	Island West Hanging Wall	245.50	249.80	4.30	3.59	8.09	8.09	1039
1025-517-21	NS2	Island West Hanging Wall	212.00	214.15	2.15	2.02	7.61	7.61	988
1025-517-23	NS2	Island West Hanging Wall	257.55	261.35	3.80	3.38	3.59	3.59	1036
1025-517-04	NS2	Island West Hanging Wall	266.85	269.15	2.30	1.11	3.46	3.46	1162
1025-517-24	NS2	Island West Hanging Wall	433.60	437.10	3.50	2.14	3.06	3.06	1317
945-624-59	NTH4	Island East Footwall	299.10	301.70	2.60	1.96	27.73	12.80	1045
890-461-30	Unknown	Island West Footwall	48.20	52.85	4.65		88.44		902
580-473-40	Unknown	Island West Hanging Wall	255.54	258.54	3.00		84.87		534
580-473-39	Unknown	Island West Hanging Wall	262.50	264.75	2.25		65.77		520
890-461-03	Unknown	Island West Hanging Wall	137.90	143.85	5.95		64.67		972
945-624-39	Unknown	Island East Hanging Wall	215.50	219.00	3.50		63.12		1135

14 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
890-461-03	Unknown	Island West Hanging Wall	206.20	210.70	4.50		53.30		1025
900-506-14	Unknown	Island West Hanging Wall	163.35	165.65	2.30		40.05		1003
945-624-21	Unknown	Island East Footwall	368.70	371.40	2.70		38.20		1289
850-475-25	Unknown	Island West Hanging Wall	127.00	131.00	4.00		33.02		958
1130-623-18	Unknown	Island East Footwall	35.40	38.00	2.60		32.37		1096
890-461-02	Unknown	Island West Footwall	40.00	44.00	4.00		32.35		897
1130-623-09	Unknown	Island East Footwall	56.00	60.25	4.25		28.79		1102
840-530-07A	Unknown	Island West Footwall	412.40	416.55	4.15		28.60		1178
1040-619-34	Unknown	Island East Footwall	55.30	57.70	2.40		26.28		1074
1025-517-10	Unknown	Island West Hanging Wall	220.35	222.75	2.40		22.23		1135
890-461-21	Unknown	Island West Footwall	172.35	176.25	3.90		21.22		1006
1025-517-23	Unknown	Island West Hanging Wall	106.90	109.00	2.10		21.02		1018
840-632-47	Unknown	Island East Footwall	5.95	8.55	2.60		19.50		825
1040-619-32	Unknown	Island East Hanging Wall	271.10	281.80	10.70		18.38		1242
890-461-14	Unknown	Island West Hanging Wall	183.90	188.30	4.40		17.59		966
850-475-08	Unknown	Island West Footwall	147.00	149.25	2.25		16.48		969
790-479-53	Unknown	Island West Footwall	246.75	249.15	2.40		16.47		704
850-475-26	Unknown	Island West Hanging Wall	134.05	136.90	2.85		41.53		957
945-624-40	Unknown	Island East Hanging Wall	141.30	145.30	4.00		15.94		1064
1040-619-32	Unknown	Island East Footwall	247.60	251.00	3.40		15.87		1222
850-475-12	Unknown	Island West Hanging Wall	130.70	134.00	3.30		15.33		940
490-456-54	Unknown	Island West Footwall	114.00	114.90	0.90		15.01		434
1040-619-33	Unknown	Island East Footwall	176.20	180.35	4.15		20.53		1164
890-461-30	Unknown	Island West Hanging Wall	61.00	63.45	2.45		14.35		911
1025-517-04	Unknown	Island West Hanging Wall	291.20	293.35	2.15		14.17		1175
1015-624-01	Unknown	Island East Footwall	58.70	61.00	2.30		14.15		947
1025-517-16	Unknown	Island West Hanging Wall	296.45	298.45	2.00		13.41		1213
850-475-15	Unknown	Island West Hanging Wall	17.45	21.25	3.80		13.25		864
790-479-53	Unknown	Island West Footwall	137.45	140.20	2.75		12.34		754
790-479-53	Unknown	Island West Footwall	73.10	75.95	2.85		11.65		782
840-632-47	Unknown	Island East Footwall	89.10	92.30	3.20		11.61		799
1025-517-24	Unknown	Island West Hanging Wall	245.50	250.35	4.85		11.60		1182
1040-619-36	Unknown	Island East Footwall	141.05	145.90	4.85		10.98		1119
490-456-47	Unknown	Island West Hanging Wall	188.75	191.85	3.10		10.84		431
1040-619-22	Unknown	Island East Footwall	180.45	191.00	10.55		10.59		1158
945-624-39	Unknown	Island East Hanging Wall	191.88	198.70	6.82		10.50		1113
1040-619-24	Unknown	Island East Footwall	199.85	205.45	5.60		10.49		1179
945-624-40	Unknown	Island East Hanging Wall	237.05	240.15	3.10		10.34		1159
1130-623-20	Unknown	Island East Footwall	65.80	67.95	2.15		10.13		1129
945-624-26	Unknown	Island East Footwall	252.00	253.95	1.95		9.50		1131
890-461-10	Unknown	Island West Hanging Wall	198.15	203.60	5.45		20.75		879
850-475-14	Unknown	Island West Hanging Wall	133.40	137.00	3.60		8.81		960
850-475-08	Unknown	Island West Footwall	159.10	161.50	2.40		8.74		979
890-461-18	Unknown	Island West Footwall	59.30	60.75	1.45		8.57		887

15 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
490-450-01	Unknown	Island West Hanging Wall	261.00	264.00	3.00		8.52		552
1040-619-34	Unknown	Island East Footwall	135.00	138.80	3.80		8.47		1117
1040-619-26	Unknown	Island East Footwall	144.65	148.85	4.20		8.30		1145
850-475-18	Unknown	Island West Footwall	171.15	173.60	2.45		8.27		1000
840-578-29	Unknown	Island East Footwall	195.00	197.25	2.25		7.75		909
900-506-13	Unknown	Island West Hanging Wall	159.15	160.90	1.75		7.59		888
850-475-01	Unknown	Island West Footwall	94.80	97.20	2.40		7.46		891
840-530-10	Unknown	Island East Footwall	582.05	590.65	8.60		7.41		1286
850-475-11	Unknown	Island West Hanging Wall	18.10	21.80	3.70		7.36		865
790-479-42	Unknown	Island West Footwall	45.80	48.90	3.10		7.29		820
1040-619-25	Unknown	Island East Footwall	100.70	105.70	5.00		7.28		1097
1040-619-23	Unknown	Island East Footwall	104.80	107.45	2.65		6.93		1087
850-475-06	Unknown	Island West Footwall	121.00	124.05	3.05		6.93		938
1025-517-28	Unknown	Island West Hanging Wall	182.60	188.30	5.70		6.55		1057
890-461-03	Unknown	Island West Footwall	149.15	153.40	4.25		6.41		980
490-450-03	Unknown	Island West Footwall	143.50	148.20	4.70		6.37		518
580-473-39	Unknown	Island West Hanging Wall	136.50	139.50	3.00		6.35		551
945-624-40	Unknown	Island East Hanging Wall	175.00	178.10	3.10		6.14		1097
945-624-39	Unknown	Island East Hanging Wall	160.00	163.00	3.00		6.07		1080
945-624-42	Unknown	Island East Hanging Wall	370.65	373.30	2.65		6.04		1286
890-461-02	Unknown	Island West Footwall	50.75	51.85	1.10		5.99		905
580-473-33	Unknown	Island West Hanging Wall	215.10	216.50	1.40		5.99		522
790-479-49	Unknown	Island West Footwall	102.00	107.00	5.00		5.97		793
890-461-30	Unknown	Island West Footwall	270.10	274.80	4.70		5.90		1073
1025-517-26	Unknown	Island West Hanging Wall	257.50	259.65	2.15		5.61		1172
945-624-39	Unknown	Island East Hanging Wall	313.60	318.70	5.10		5.50		1233
580-473-29	Unknown	Island West Hanging Wall	258.31	262.40	4.09		5.42		702
890-461-03	Unknown	Island West Hanging Wall	236.50	238.60	2.10		5.35		1048
850-475-05	Unknown	Island West Hanging Wall	15.05	17.60	2.55		5.16		858
790-479-53	Unknown	Island West Footwall	116.00	118.00	2.00		5.08		764
945-624-47	Unknown	Island East Hanging Wall	276.10	278.55	2.45		4.83		1186
890-461-18	Unknown	Island West Footwall	53.45	54.50	1.05		4.80		884
890-461-22	Unknown	Island West Hanging Wall	143.50	146.70	3.20		4.73		964
945-624-53	Unknown	Island East Footwall	321.20	324.55	3.35		4.55		1238
850-475-18	Unknown	Island West Footwall	163.40	165.45	2.05		4.50		993
490-456-14	Unknown	Island West Hanging Wall	211.60	212.40	0.80		4.26		398
840-632-42	Unknown	Island East Footwall	101.78	104.10	2.32		4.20		826
890-461-30	Unknown	Island West Footwall	181.90	185.60	3.70		4.16		1004
890-461-10	Unknown	Island West Hanging Wall	206.15	210.00	3.85		4.15		880
790-448-01	Unknown	Island West Footwall	95.60	98.25	2.65		4.11		885
1025-517-10	Unknown	Island West Footwall	90.05	93.20	3.15		4.11		1058
1040-619-34	Unknown	Island East Footwall	100.45	103.40	2.95		4.01		1098
620-595-11	Unknown	Island East Footwall	20.50	22.15	1.65		3.90		609
490-456-54	Unknown	Island West Footwall	109.25	110.20	0.95		3.53		436

16 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
945-624-53	Unknown	Island East Footwall	349.90	352.50	2.60		3.40		1266
490-456-13	Unknown	Island West Hanging Wall	140.70	143.00	2.30		3.24		449
1025-517-11	Unknown	Island West Footwall	66.45	68.25	1.80		3.01		1036
MH39-01	E1E	Island East	1251.47	1254.45	2.98	2.22	28.66	28.66	1180
MH39-03	E1E	Island East	1223.60	1228.40	4.80	3.91	11.75	11.75	1136
MH37-02	E1E	Island East	1828.30	1831.71	3.41	2.65	8.79	8.79	1787
MH37-01	E1E	Island East	1882.52	1889.64	7.12	5.26	4.17	4.17	1846
MH39-02	E1E	Island East	1216.00	1218.65	2.65	2.07	1.60	1.60	1139
MH38-01A	E1E	Island East	1258.00	1262.00	4.00	2.87	0.29	0.29	1171

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Delineation and Definition Drilling,
Composite intervals greater than 100 g*m g/t Au weighted average, capping values:
Island Main and East (E1E Zone) @ 185 g/t Au

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
1040-619-27	E1E	Island East	131.90	145.55	13.65	8.28	135.39	94.41	1128
1040-619-27	E1E	Island East	153.55	160.20	6.65	2.51	100.65	94.10	1139
1040-619-28	E1E	Island East	87.75	116.25	28.50	17.19	102.42	68.19	1090
1130-623-20	E1E	Island East	130.30	140.40	10.10	5.23	101.13	53.97	1172
1130-623-14	E1E	Island East	42.00	46.36	4.36	3.42	65.89	44.50	1083
945-624-53	E1E	Island East	274.00	293.00	19.00	9.89	29.75	29.75	1200
1130-623-33	E1E	Island East	153.00	187.10	34.10	12.54	37.63	29.59	1203
945-624-55	E1E	Island East	309.30	326.60	17.30	8.35	27.70	26.52	1229
1130-623-19	E1E	Island East	72.00	82.75	10.75	7.90	26.22	26.22	1129
1040-619-29	E1E	Island East	94.80	103.05	8.25	5.26	51.19	26.03	1083
1040-619-31	E1E	Island East	203.85	234.00	30.15	11.15	33.66	22.31	1203
1130-623-19	E1E	Island East	107.50	118.80	11.30	5.84	21.68	20.20	1149
1130-623-01	E1E	Island East	62.20	99.80	37.60	19.66	19.95	16.93	1111
1040-619-30	E1E	Island East	93.60	101.60	8.00	5.17	26.03	15.22	1074
1130-623-29	E1E	Island East	74.70	101.07	26.37	15.87	13.24	9.85	1136

17 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 3: Island Gold – Previously Unreleased Composite Intervals from North Shear and Webb Lake Stock Exploration Drilling. True width reported for North Shear composites, all other composites reported as core length. Gold grades are reported as uncut.

Hole ID	Including	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Vertical Depth (m)
24IGX071		Unknown	146.09	151.98	5.89		5.94	105
	Including		148.78	149.24	0.46		65.90
	and	North Shear	221.75	226.45	4.70	4.32	12.10	155
	Including		221.75	223.25	1.50	1.38	34.90
	and	Webb Lake	493.36	499.00	5.64		15.52	332
	Including		493.36	493.83	0.47		179.00
	and	Unknown	502.58	502.96	0.38		51.00	338
	and	Unknown	628.54	634.4	5.86		1.10	419
	and	Unknown	722.63	730.32	7.69		1.42	477
24IGX072		North Shear	149.12	158.37	9.25	6.01	2.09	146
	Including		155.12	155.55	0.43	0.28	16.75
	and	Webb Lake	225.00	227.76	2.76		3.41	213
	Including		225.00	225.40	0.40		10.25
	and	Webb Lake	231.90	233.61	1.71		7.19	219
	Including		232.78	233.61	0.83		13.50
	and	Webb Lake	278.50	283.69	5.20		2.44	264
24IGX073		North Shear	90.97	96.62	5.65	4.92	3.65	68
	Including		91.79	92.79	1.00	0.87	10.20
	and	North Shear	118.30	125.35	7.05	6.14	1.11	88
	and	Webb Lake	160.51	167.94	7.43		7.97	120
	Including		164.80	165.10	0.30		153.50
	and	Webb Lake	255.76	256.97	1.21		17.96	185
	Including		255.76	256.34	0.58		35.50
24IGX074		North Shear	129.55	143.32	13.77	11.04	0.98	101

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
490-450-01	174	-16	375	690072	5351600	-100
490-450-03	200	-14	392	690072	5351600	-100
490-456-08	136	19	167	690122	5351595	-99
490-456-13	166	13	345	690121	5351594	-99
490-456-14	129	23	216	690122	5351595	-99
490-456-47	132	15	213	690122	5351595	-99
490-456-51	124	25	171	690122	5351595	-99
490-456-52	117	21	195	690122	5351595	-99
490-456-54	180	24	282	690120	5351594	-99
580-473-29	175	-26	276	690328	5351562	-202
580-473-33	238	15	237	690326	5351563	-201
580-473-39	208	14	306	690327	5351562	-202
580-473-40	200	11	261	690327	5351562	-201
620-595-11	216	-35	99	691447	5352062	-214
790-448-01	328	-46	1050	690076	5351522	-433
790-479-19	215	-7	237	690080	5351504	-432
790-479-41	159	9	177	690082	5351504	-431
790-479-42	150	-7	174	690082	5351504	-432
790-479-43	148	-30	174	690082	5351504	-433
790-479-44	139	-34	234	690083	5351504	-433
790-479-46	208	14	255	690080	5351505	-431
790-479-48	192	-7	192	690080	5351504	-432
790-479-49	187	10	177	690081	5351504	-431
790-479-50	161	-21	264	690082	5351504	-432
790-479-53	199	23	291	690080	5351505	-430
790-479-54	199	-13	240	690080	5351504	-432
790-479-55	209	-1	252	690080	5351504	-432
790-479-56	219	12	294	690080	5351505	-431
790-479-59	210	-12	294	690079	5351505	-432
790-479-66	221	1	309	690079	5351506	-432
790-479-68	196	10	261	690080	5351504	-431
840-530-07A	137	-51	624	690850	5351795	-468
840-530-10	122	-44	651	690851	5351796	-468
840-578-29	170	-21	231	691309	5351963	-457
840-578-31	158	-28	297	691309	5351963	-457
840-632-42	163	1	135	691832	5352113	-447
840-632-47	194	19	204	691830	5352113	-445
850-475-01	352	-25	144	690422	5351407	-467
850-475-05	312	-33	189	690421	5351407	-467

19 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
850-475-06	326	-46	165	690421	5351407	-467
850-475-08	335	-52	252	690421	5351407	-468
850-475-11	18	-53	153	690423	5351407	-467
850-475-12	41	-41	183	690424	5351406	-467
850-475-13	30	-62	180	690424	5351406	-468
850-475-14	37	-52	189	690424	5351406	-468
850-475-15	42	-46	195	690425	5351406	-468
850-475-18	304	-60	192	690421	5351406	-468
850-475-25	287	-57	204	690420	5351406	-468
850-475-26	296	-53	213	690420	5351406	-468
890-461-01	123	-42	318	690220	5351521	-482
890-461-02	138	-52	321	690220	5351521	-482
890-461-03	162	-50	261	690220	5351521	-482
890-461-10	166	-4	225	690220	5351521	-482
890-461-11	181	-13	242	690220	5351521	-482
890-461-13	170	-23	219	690220	5351521	-482
890-461-14	158	-31	270	690220	5351521	-482
890-461-18	122	-21	207	690218	5351520	-482
890-461-21	148	-52	342	690217	5351519	-484
890-461-22	162	-42	225	690217	5351519	-484
890-461-30	121	-48	327	690220	5351521	-482
900-506-06	237	-14	315	690681	5351597	-541
900-506-13	225	11	390	690681	5351597	-540
900-506-14	185	-27	222	690683	5351595	-541
945-624-21	30	-85	389	691895	5351769	-538
945-624-26	45	-54	339	691898	5351769	-538
945-624-30	61	-66	390	691899	5351769	-539
945-624-39	261	-84	450	691895	5351766	-538
945-624-40	164	-87	459	691897	5351764	-538
945-624-41A	132	-83	477	691897	5351764	-538
945-624-42	101	-76	501	691898	5351765	-538
945-624-47	56	-72	351	691899	5351767	-539
945-624-53	292	-83	402	691895	5351766	-538
945-624-55	67	-74	390	691898	5351767	-538
945-624-59	20	-24	321	691898	5351770	-537
1015-624-01	213	49	93	691810	5351940	-610
1015-624-10	136	-15	95	691812	5351940	-614
1025-517-01	185	-18	390	690778	5351653	-624
1025-517-02	179	-36	375	690778	5351653	-624
1025-517-04	198	-35	345	690778	5351653	-624
1025-517-05	180	2	162	690778	5351653	-623

20 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1025-517-08	195	-8	303	690777	5351653	-624
1025-517-10	165	-35	290	690779	5351653	-624
1025-517-11	180	-27	342	690778	5351653	-624
1025-517-12	188	-40	465	690778	5351653	-624
1025-517-14	180	-9	141	690778	5351653	-624
1025-517-16	131	-44	333	690779	5351654	-625
1025-517-20	131	-42	285	690780	5351654	-625
1025-517-21	192	4	360	690777	5351653	-623
1025-517-22	190	-26	381	690778	5351653	-624
1025-517-23	185	-7	369	690778	5351653	-624
1025-517-24	160	-45	510	690779	5351653	-624
1025-517-26	159	-39	444	690779	5351654	-624
1025-517-28	217	-15	273	690777	5351653	-624
1025-517-31	190	-14	300	690778	5351653	-624
1040-619-21	219	-23	294	691771	5351928	-662
1040-619-22	205	-35	312	691772	5351927	-662
1040-619-23	205	-23	189	691772	5351927	-662
1040-619-24	194	-40	279	691772	5351927	-663
1040-619-25	193	-29	189	691772	5351927	-662
1040-619-26	176	-41	255	691775	5351927	-661
1040-619-27	168	-36	204	691774	5351927	-662
1040-619-28	170	-26	147	691774	5351927	-662
1040-619-29	158	-23	135	691774	5351927	-662
1040-619-30	150	-18	120	691774	5351927	-662
1040-619-31	153	-44	279	691774	5351927	-663
1040-619-32	142	-42	300	691775	5351927	-663
1040-619-33	134	-40	312	691775	5351927	-663
1040-619-34	138	-31	225	691775	5351927	-662
1040-619-35	197	-33	216	691773	5351927	-662
1040-619-36	209	-30	219	691772	5351927	-662
1130-623-01	208	-17	150	691821	5351897	-705
1130-623-09	113	-15	168	691826	5351898	-705
1130-623-10	117	-7	129	691826	5351899	-705
1130-623-14	139	4	81	691823	5351897	-705
1130-623-18	157	-13	90	691822	5351896	-705
1130-623-19	157	-32	144	691822	5351897	-706
1130-623-20	162	-38	177	691822	5351897	-706
1130-623-26	192	-37	114	691821	5351897	-706
1130-623-27	202	-34	132	691821	5351897	-706
1130-623-29	193	-32	156	691822	5351897	-706

21 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
1130-623-32	118	-29	186	691825	5351898	-706
1130-623-33	132	-41	291	691825	5351898	-706
Note: UTM mine surface elevation 393 m

Table 5: Surface drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
MH37-01	325	-85	2216	693047	5351346	388
MH37-02	325	-85	2064	693047	5351346	388
MH38-01A	317	-74	1436	691647	5351377	399
MH39-01	338	-77	1418	691646	5351376	399
MH39-02	338	-77	1376.7	691646	5351376	399
MH39-03	338	-77	1358	691646	5351376	399
24IGX071	162	-45	773	689591	5351875	390
24IGX072	170	-70	302	690052	5351883	385
24IGX073	150	-47	323	690052	5351883	385
24IGX074	132	-47	302	690052	5351884	385
Note: UTM mine surface elevation 393 m

22 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 1: Island Gold Mine – C/E1E Longitudinal: New C & E1E-Zone Underground Exploration Drilling Highlights

TRADING SYMBOL: TSX:AGI NYSE:AGI
Figure 2: Island Gold Mine – New Underground Exploration Drilling Highlights: Hanging Wall & Footwall Zones

surface
Island West
Hanging Wall Zones
B Zone
490-456-14
17.34 g/t Au (11.70 g/t Au cut) / 2.49 m
1025-517-08
79.93 g/t Au (18.53 g/t Au cut) / 2.01 m
890-461-01
16.55 g/t Au (16.17 g/t Au cut) / 2.01 m
NS2 Zone
1025-517-28
55.98 g/t Au (55.98 g/t Au cut) / 2.10 m
1025-517-22
34.85 g/t Au (34.85 g/t Au cut) / 2.10 m
900-506-13
9.28 g/t Au (9.28 g/t Au cut) / 5.56 m
-500 m
Island East
Footwall Zones
NTH4 Zone
945-624-59
27.73 g/t Au (12.80 g/t Au cut) / 1.96 m
-1000 m
Shaft - In Progress
E1D1 Zone
945-624-42
72.57 g/t Au (49.74 g/t Au cut) / 2.01 m
945-624-30
12.43 g/t Au (12.43 g/t Au cut) / 3.86 m
945-624-41A
21.04 g/t Au (17.30 g/t Au cut) / 2.09 m
945-624-47
10.47 g/t Au (10.47 g/t Au cut) / 2.04 m
945-624-55
6.25.g/t Au (4.85 g/t Au cut) / 5.85 m
1015-624-10
16.21 g/t Au (11.31 g/t Au cut) / 2.02 m
-1500 m
-2000 m
Legend
Ramp & Development
Mined out
Island Gold Structure
R & R Year End 2023
Mineral Reserves
Mineral Resources
Mineralized Zone
Z
W
N
Alamos Gold Inc.
ISLAND GOLD
3D isometric view looking NW, Azim 295, Jul 2024

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Figure 3: Island Gold North Shear Plan Map – New & Historic Drilling Results

SH-3 (2013)
22.48 g/t Au / 5.08 m incl.
310.50 g/t Au / 0.31 m
PR-UG-140 (2006)
14.08 g/t Au / 2.27 m incl.
125.30 g/t Au over 0.25 m
LR-U-14 (1991)
10.28 g/t Au / 3.41 m; incl. 130.95 g/t Au / 0.09 m, and 23.23 g/t Au / 0.46 m
140-H3 (2013)
12.44 g/t Au / 2.31 m incl.
95.82 g/t Au / 0.29 m
PL-01-01 (2001)
4.60 g/t Au / 7.72 m; incl.
53.76 g/t Au / 0.45 m
21IGX001 (2021)
12.85 g/t Au / 2.96 m
24IGX072 (2024)
2.09 g/t Au / 6.01 m; incl.
16.75 g/t Au / 0.28 m
24IGX071 (2024)
12.10 g/t Au / 4.32 m;
incl. 34.90 g/t over 1.38 m
24IGX073 (2024)
3.65 g/t Au / 4.92 m incl.
10.20 g/t Au / 0.87 m
PL-17 (1997)
6.43 g/t Au / 8.32 m
PL-01-05 (2001)
4.12 g/t Au / 6.72 m incl.
49.99 g/t Au / 0.38 m
062-02-44 (1987)
6.58 g/t Au / 4.46 m
incl.14.24 g/t Au / 1.78 m
Magino Mill
Island Gold Portal
Island Gold Ramp
Goudreau Zone
Island Gold Shaft Site
North Shear
Island Gold Deposit
Magino Reserve Pit
N
500 m
5,353,000 m N
5,352,000 m N
5,351,000 m N
690,000 m E
692,000 m E
North Shear composites reported as uncut, Jul 2024
Legend
Island Gold Property Boundary
Magino Mineral Reserve Pit (2022)
Island Gold Mine
Ramp & Development
Mined out
Mineral Reserve & Resource (2023)
Au (g/t)
< 2.0
2.0 < 5.0
5.0 < 10.0
>= 10.0
Au * True Width (gm/t)
< 10
10 < 30
30 < 100
>100
Assay highlight (current / previous reporting period)
24IGX071 (2024)
12.10 g/t Au / 4.70 m
SH-3 (2013)
22.48 g/t Au / 5.08 m
Alamos Gold Inc.
Island Gold

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Figure 4: North Shear Longitudinal – New & Historic Drilling Results

26 | ALAMOS GOLD INC